NEWS RELEASE Agrium announces the redemption of its eight percent preferred securities	05-001
Date: January 14, 2005

Contact:
Investor/Media Relations:
Richard Downey
Director, Investor Relations
Phone (403) 225-7357

Christine Gillespie
Investor Relations Manager
Phone (403) 225-7437

Contact us at: www.agrium.com

ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that on February 14, 2005, it will redeem for cash all of its outstanding eight percent Canadian Originated Preferred Securities due June 30, 2047 (the “Preferred Securities”). In accordance with the terms of the Preferred Securities, the Corporation has delivered a notice of redemption to The Bank of New York, as trustee for the holders of the Preferred Securities. A notice of redemption will be provided to the holders of the Preferred Securities by the trustee. The redemption price will be 100 percent of the principal amount ($25 per Preferred Security) plus accrued and unpaid interest to the date of such redemption. Preferred Security holders will receive redemption proceeds on February 14, 2005.

The Corporation will fund this redemption using currently available cash.

For specific questions on the redemption payment, contact your individual broker where your Preferred Securities are held. For general information on the redemption process, contact the trustee, The Bank of New York at (212) 815-5206. The Preferred Securities bear CUSIP no. 008916207 and are listed on the New York Stock Exchange under the symbol AGU Pr.

Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North America and Argentina. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of the Corporation’s most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, weather conditions, the future supply, demand, price level and volatility of natural gas, future prices of nitrogen, phosphate and potash, the differential pricing of natural gas in various markets, the exchange rates for U.S., Canadian and Argentine currencies, Argentine domestic fertilizer consumption, future fertilizer inventory levels, future nitrogen, potassium and phosphate consumption in North America, future crop prices, future levels of nitrogen imports into North America and future additional fertilizer capacity and operating rates. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.